EXHIBIT 12

Bank of Hawaii Corporation and Subsidiaries

Exhibit 12—Statement Regarding Computation of Ratios

Six Months Ended June 30, 2003 and 2002

(dollars in millions)		2003		2002
Earnings:
1.	Income Before Income Taxes	$91.4		$96.4
2.	Plus: Fixed Charges Including Interest on Deposits	45.1		83.3

3.	Earnings Including Fixed Charges	136.5		179.7
4.	Less: Interest on Deposits	27.8		46.1

5.	Earnings Excluding Interest on Deposits	$108.7		$133.6

Fixed Charges:
6.	Fixed Charges Including Interest on Deposits	$45.1		$83.3
7.	Less: Interest on Deposits	27.8		46.1

8.	Fixed Charges Excluding Interest on Deposits	$17.3		$37.2

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)		3.0	x	2.2	x
Excluding Interest on Deposits (Line 5 divided by Line 8)		6.3	x	3.6	x